TENNYSON
NETWORKS LIMITED

January 14, 2003

By Facsimile
0015 1 202 942 9624
3 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. An announcement to the ASX dated 23 December 2002 re Heads of Agreement Signed for Acquisition of New Business.
2. An announcement to the ASX dated 30 December 2002 re Share Purchase Plan Placement.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au

TENNYSON NETWORKS LIMITED

Heads of Agreement signed for Acquisition of New Business

Melbourne, 23 December 2002 – Tennyson Networks Ltd (ASX: TNY) today announced that it has entered into Heads of Agreement for the conditional acquisition of a data services business. Under the Heads of Agreement Tennyson has the right to continue to negotiate for the purchase of the data services business on an exclusive basis until 31 January 2003. Such negotiations shall include the formal terms and conditions of the proposed acquisition.

The Heads of Agreement is conditional with all conditions to be satisfied by the close of business on 28 February 2003. If all conditions are satisfied, the effective date of acquisition is 1 January 2003.

A more detailed announcement will be prepared in due course.

The Directors of Tennyson Networks wish to thank shareholders for their support of the Company's Share Purchase Plan ("Plan") that closed on 19 December 2002.

45 shareholders participated in the Plan, subscribing for 4,166,668 shares that raised $125,000.

The Directors advise that, pursuant to a resolution approved by shareholders at the Annual General Meeting on 26 November 2002 relating to the placement of any shortfall under the Plan, the Company has until 26 February 2003 to place any shortfall.

TENNYSON
NETWORKS LIMITED

Share Purchase Plan Placement.

Melbourne, 30 December 2002 – Tennyson Networks Ltd (ASX: TNY) today announced that it has received written agreements from experienced investors to place 13.5 million shares. The gross amount raised from the placement is $405,000.

The placement took place from part of the shortfall from Tennyson's Share Purchase Plan, which closed on 19 December 2002.

Application will be made for these securities to be granted official quotation on the ASX on or around 15 January 2003.

These securities have been placed pursuant to a resolution approved by shareholders at the Annual General Meeting on 26 November 2002.

No further placements will be made with respect to Tennyson's Share Purchase Plan.

About Tennyson Networks Limited

Tennyson Networks Limited (ASX: TNY), through its wholly owned subsidiary Tennyson Technologies Pty Ltd, is a leader in the design, development, marketing and support of advanced communications products for information-centric businesses. Tennyson is a global pioneer of data/voice convergence technology and provides a complete business communications solution encompassing a Computer Telephony Integration (CTI) platform, Integrated Voice Response (IVR), unified communications and messaging, fax and remote access – the Smart Office eXchange (SOX). The SOX Virtual Phone is the first desktop telephony system for small-to-medium business to be accredited by Microsoft for integration with Microsoft Outlook and Microsoft Exchange 2000 Server. Tennyson's award-winning SOX platform has received international recognition at the prestigious Cebit event in Europe and CT Expo in the US, where it was judged "Best of Show". Tennyson continues to build on the SOX platform with new applications, including PowerSOX, a customer contact centre solution. Tennyson is based in Melbourne, Australia with international distributors in the United Kingdom, New Zealand and South Africa. SOX products have been sold in 22 countries.